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SEC FILE NUMBER
8-48942

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/15 (MM/DD/YY) AND ENDING 05/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paychex Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Kenneth Drive, Suite 100
(No. and Street)

Rochester	NY	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Wiley 585-336-6545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place	Rochester	NY	14604-2705
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Paul F. Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paychex Securities Corporation, as of May 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ROBIN REININGER
NOTARY PUBLIC, STATE OF NEW YORK
REGISTRATION #01RE6005721
QUALIFIED IN ONTARIO COUNTY
MY COMMISSION EXPIRES APRIL 20, 20

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Paychex Securities Corporation
Year ended May 31, 2016
with Report of Independent Registered Public
Accounting Firm

Paychex Securities Corporation

Statement of Financial Condition

Year ended May 31, 2016

Contents



pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Paychex Securities Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Paychex Securities Corporation (the 'Company') at May 31, 2016 in conformity with accounting principles generally accepted in the United States of America. This statement of financial position is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial position based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
July 12, 2016

Paychex Securities Corporation

Statement of Financial Condition
(In Thousands, Except Share Amounts)

May 31, 2016

Assets		
Cash	$	30,608
Cash segregated under Federal and other regulations		10
Service fee receivable		7,626
Total assets	$	38,244
Liabilities and stockholder's equity		
Liabilities		
Fees payable to Parent	$	128
Accrued income taxes payable to Parent		16,007
Total liabilities		16,135
Stockholder's equity		
Common stock, no par value - authorized 200 shares; 10 shares issued and outstanding at May 31, 2016		—
Additional paid-in capital		120
Retained earnings		21,989
Total stockholder's equity		22,109
Total liabilities and stockholder's equity	$	38,244

See accompanying notes.

Note A. Description of Business and Significant Accounting Policies

Paychex Securities Corporation (the "Company") is a wholly owned subsidiary of Paychex, Inc. (the "Parent"). The Company was incorporated in the state of New York on July 17, 1995. The Company has been approved by the Securities and Exchange Commission ("SEC") to transact business as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 in conjunction with the 401(k) plan administration activities of the Parent. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company processes transactions with investment partners for the Parent and calculates a dividend to be paid to the Parent on a quarterly basis. Subsequent to May 31, 2016, the Company declared a dividend in the amount of $7,462,000 to its Parent.

Basis of Presentation

The Statement of Financial Condition has been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP"). The Company has evaluated subsequent events for potential recognition and/or disclosure through July 12, 2016, the date of issuance of this Statement of Financial Condition.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and service fee receivable. All of the Company's deposited cash is maintained at a large well-capitalized (as defined by their regulators) financial institution. The deposits exceed the amount of any insurance provided. Management regularly reviews the cash balance and believes that there is limited risk of loss in the foreseeable future. The service fee receivable consists of amounts due from several large investment partners with a past history of collectability.

The Company currently transacts business with several different investment partners. Three of these entities each individually account for over 10% of revenue in the current period. In total, these three entities comprise 76% of the Company's service fee revenue. Management believes that this risk is mitigated as there are numerous other entities existing that could assume the level of business required should one of these investment partners no longer transact with the Company.

Fair Value

The carrying value recorded in the Statement of Financial Condition for cash and service fee receivable approximates fair value because of the short maturities or payment terms of these instruments.

Income Taxes

The Company is included in a consolidated U.S. federal income tax return, and various combined state income tax returns, with its Parent. The Company's allocated share of income tax expense of the consolidated group is based on its proportional share of taxable income, but excludes any allocation of (i) state tax related to states in which the Company would not file in on a separate company basis, and (ii) tax expense related to uncertain tax positions that do not specifically relate to the Company.

The Company's policy is to recognize interest and penalties accrued on tax positions as a component of income taxes expense. The Company has concluded all U.S. federal income tax matters through the Parent's fiscal year ended May 31, 2011, with the fiscal years ended May 31, 2012 through 2016 still subject to audit. With limited exceptions, state income tax audits by taxing authorities are closed through the Parent's fiscal year ended May 31, 2011, primarily due to expiration of the statute of limitations. The Company has no unrecognized tax benefits existing as of May 31, 2016.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual amounts and results could differ from these estimates. Management makes estimates regarding valuations of accrued service fee receivables and income taxes payable that affect the reported amounts and disclosure in the Company's Statement of Financial Condition.

Recently Issued Accounting Pronouncements

In May 2014 through May 2016, the Financial Accounting Standards Board ("FASB") issued guidance on revenue from contracts with customers. This guidance requires revenue recognition based on a control approach rather than the current risks and rewards approach to revenue recognition. It is effective for fiscal years beginning after December 15, 2017, and the Company will adopt this guidance effective June 1, 2018. The Company is in the process of evaluating the effect adoption of this guidance will have on the results of operations and financial position.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the SEC did not, or are not, expected to have a material effect on the Company's financial position.

Note B. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). This rule requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, or $250,000, whichever is greater. As of May 31, 2016, the Company had net capital of $14,483,000, which was $13,407,000 in excess of its required capital.

The Company is also subject to the SEC Customer Protection Rule ("Rule 15c3-3"). This rule requires that the Company hold customer securities in a good control location; determine the quantity of fully paid for securities in its possession or control, and those not in its possession or control; and that the Company

segregates cash, for excess of customers' total credits over total debits at all times in a special reserve bank account for the exclusive benefit of customers ("Reserve Account") separate from any other bank account of the Company. This Reserve Account must contain an amount not less than the amount computed as required by the rule. As of May 31, 2016 the required amount to be on deposit in the Reserve Account was $602. At May 31, 2016 the Company's Reserve Account balance was $10,000, which was in excess of the reserve required. The Reserve Account is included on the Company's Statement of Financial Condition as cash segregated under Federal or other regulations.

Note C. Related Party Transactions

The Company has an expense-sharing agreement with the Parent whereby all expenses of the Company, except FINRA fees and license expenses and income tax expense, are incurred by the Parent on the Company's behalf. The Parent does not intend to reapportion any of these expenses back to the Company. As a result, these expenses are not reflected in the Company's Statement of Financial Condition for the year ended May 31, 2016 ("fiscal 2016"). Under this expense-sharing agreement, management fee expenses including various expenses related to payroll, payroll taxes, fringe benefits, facilities, and other operating and administrative expenses, were incurred by the Parent on the Company's behalf for fiscal 2016.